August 4, 2011

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20002

RE:	Nucor Corporation
File No. 1-04119
Form 10-K for the fiscal year ended December 31, 2010
Filed February 28, 2011

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated July 25, 2011. Our response to your comment letter is set forth below.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	You state that in recent years, approximately 30% to 40% of your sheet sales have been to contract customers and a portion of these contracts are based on quarterly CRU pricing. It appears that quarterly CRU pricing in the present quarter may impact subsequent quarters. In future filings, where management has knowledge of future trends, please provide disclosure that alerts investors of your management’s expectation of pricing and any material changes in average price realization. This comment is not intended solely for sheet sales but to all applicable sales impacted by index pricing where management has knowledge of a future trend.

We acknowledge the Staff’s comment and agree to alert investors of management’s expectations of pricing and any material changes in average price realization when management has knowledge of significant future trends. For example, in the second quarter 10-Q, we plan to include disclosure on page 19 regarding our expectation that third quarter sales and margins will be negatively impacted by increased domestic supply in the sheet market and increases in the imports of sheet steel. We have not

Mr. Terence O’Brien

United States Securities and Exchange Commission

August 4, 2011

mentioned the expected impact of index pricing because we believe these other factors will be the main drivers of sales and margins in the third quarter.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President